

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Benjamin S. Miller
Chief Executive Officer
FUNDRISE GROWTH EREIT VII, LLC
11 Dupont Circle NW, 9th FL
Washington D.C., 20036

> **Re: FUNDRISE GROWTH EREIT VII, LLC**
> **Amended Offering Statement No. 3 on Form 1-A**
> **Filed December 6, 2022**
> **File No. 024-11162**

Dear Benjamin S. Miller:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger, Esq.